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FILE NO. 82-3311

October 1, 2004

VIR AIR MAIL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Notice of Revision of Consolidated Forecasts (dated September 30, 2004) (English translation)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

10/19

FILE NO. 82-3311

(Translation)

September 30, 2004

Notice of Revision of Consolidated Forecasts

Shiseido Company, Ltd.

Listing: Tokyo Stock Exchange, First Section   Code Number: 4911

Representative: Morio Ikeda, President & CEO (Representative Director)

Contact Information: Masato Hashikawa, General Manager of Investor Relations Department

Telephone: +81-3-3572-5111

Shiseido Co., Ltd. (the "Company") has revised forecasts for the first half of Fiscal 2005 (April 1, 2004 to March 31, 2005) as announced on April 27, 2004 in the Consolidated Statement of Accounts, based on the trend of recent results and other reasons. The revised forecasts are shown below.

There has been no revision made in non-consolidated forecasts for the first half of Fiscal 2005, as well as consolidated and non-consolidated forecasts for the full year.

1. Revised Consolidated Forecasts for the First Half of Fiscal 2005 (April 1, 2004—September 30, 2004)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous Forecasts (A) (Announced April 27, 2004)	315,000	8,000	2,000
Revised Forecasts (B)	315,000	14,000	4,000
Change (B-A)	0	6,000	2,000
Change (%)	—	+75.0	+100.0
Results for Previous Corresponding Term (First Half of Fiscal 2004)	309,331	17,891	6,559

2. Reasons for Revision

Net sales are expected to reach the previous projection, as the sales of cosmetics in the domestic market progressed as planned, and overseas performed well in Asia, centering on China.

For income, overseas subsidiaries posted profits that exceeded plans, and the Company shifted a part of the aggressive expenditures scheduled for the first half of the year to the second half. As a result, ordinary income and net income are expected to surpass the previous forecasts.

- END -